UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
AMENDMENT NO. 1
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA
(Name of Registrant)

Date of end of last fiscal year:  December 31, 2009

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Hernán Lorenzino
Office of the Financial Representative of Argentina
1800 K Street, N.W., Suite 924
Washington, D.C.  20006

Copies to:

Carmen Amalia Corrales
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

The purpose of this amendment No. 1 to the Republic of Argentina’s (“Argentina”) annual report on Form 18-K for the fiscal year ended December 31, 2009 (the “Annual Report”) is to announce the cancellation of Argentina's invitation to exchange certain Brady bonds for certain new securities and a cash payment.

This amendment on Form 18-K/A to the Annual Report comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Recent Debt Restructuring Developments

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Argentina, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina on the 5th day of August 2011

By:	/s/ Adrián E. Cosentino
Name: Adrián E. Cosentino
Title: Undersecretary of Finance of the Ministry of Economy and Public Finance of the Republic of Argentina

EXHIBIT INDEX

Exhibit 1:	Recent Debt Restructuring Developments